KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the use of our auditors' report, dated February 17, 2006, included in this annual report on Form 40-F.

Chartered Accountants

Vancouver, Canada
February 17, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.